SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX AMERICA • ASIA PACIFIC • EUROPE

November 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Shalini Shah

Re:	Southwestern Electric Power Company

SWEPCO Storm Recovery Funding LLC

Registration Statement on Form SF-1

Filed September 20, 2024

File Nos. 333-282250 and 333-282250-01

Ladies and Gentlemen:

On behalf of Southwestern Electric Power Company (“SWEPCO”) and SWEPCO Storm Recovery Funding LLC (the “Issuer” and together with SWEPCO, the “Registrants”), we hereby submit this letter in response to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated October 17, 2024, with respect to the Registrants’ above-referenced Registration Statement on Form SF-1 filed on September 20, 2024 (the “Registration Statement”). Concurrently with this letter, we are transmitting via EDGAR an amendment to the Registration Statement (including certain exhibits) (“Amendment No. 1”). For the Staff’s reference, we are also providing to the Staff by email a copy of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

In this letter, we have recited the comment from the Staff in bold typeface and have followed the comment with the Registrants’ response in ordinary typeface.

Registration Statement on Form SF-1

Form of Prospectus

Cautionary Statement Regarding Forward-Looking Information, page 1

1.

We note your statement at the end of page 2 that you undertake no obligation to update the forward-looking statements included in your prospectus to reflect subsequent events or circumstances. Please revise to clarify that you will update this information to the extent required by law.

Response:

The Registrants hereby confirm that the statement at the end of page 2 has been revised as follows: The forward-looking statements included in this prospectus are made only as of their respective dates, and we undertake no obligation to update these statements to reflect subsequent events or circumstances, except as required by law.

Risk Factors

Other Risks Associated with an Investment in the Storm Recovery Bonds, page 35

2.

We note your disclosure here and elsewhere in the prospectus regarding conditions of issuance of additional storm recovery bonds by the issuing entity. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements or exempt.

Response:

The Registrants hereby confirm that additional issuances of securities issued by the Issuer will be registered on separate registration statements or exempt.

SWEPCO Storm Recovery Funding LLC, the Issuing Entity

Our Managers, page 60

3.

We note your disclosure that you expect to appoint Sean Emerick and Will Bleier as independent managers of the issuing entity. When these individuals have been appointed, please update your disclosure to provide their biographical information.

Response:

The Registrants hereby confirm that pursuant to the appointment of the managers, the biographical disclosures of these individuals have been updated on page 59.

Part II—Information Not Required in Prospectus

Item 14. Exhibits, page II-4

4.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response:

The Registrants are filing copies of the remaining exhibits with Amendment No. 1.

If you have questions regarding the foregoing responses, please contact the undersigned at (713) 495-4522.

Sincerely,

/s/ George J Vlahakos
George J. Vlahakos

cc:	William J. Fehrman, SWEPCO

Robert G. Stephens, Sidley Austin LLP

Michael Fitzpatrick, Jr., Hunton Andrews Kurth LLP

Adam O’Brian, Hunton Andrews Kurth LLP